Filed pursuant to Rule 424(b)(3)
Registration No. 333-144887
PROSPECTUS
MOTORCAR PARTS OF AMERICA, INC.

4,188,192 Shares of Common Stock
     The stockholders identified in this prospectus are offering for sale from time to time:
•	3,641,909 shares of our common stock; and

•	546,283 shares of our common stock that are issuable upon exercise of outstanding warrants.
     On May 23, 2007, we sold to the stockholders identified in this prospectus 3,641,909 shares of our common stock and warrants to purchase 546,283 shares of our common stock at an exercise price of $15.00 per share, subject to adjustment, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in the event we effect any stock split, stock dividend or similar transaction.
     We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the resale of the shares of the selling stockholders, except that we will receive the exercise price payable in connection with exercises of the warrants if the warrants are exercised for cash.
     Our common stock is traded on the Pink Sheets under the trading symbol “MPAA.PK.” On October 19, 2007, the last reported sale price of our common stock, as reported on the Pink Sheets, was $12.00 per share.
INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 2, AS WELL AS THE RISKS DISCUSSED UNDER THE CAPTION “RISK FACTORS” IN DOCUMENTS WE SUBSEQUENTLY FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 22, 2007

ABOUT THIS PROSPECTUS
     In this prospectus, unless we indicate otherwise, “we,” “us,”, “our” and “MPA” refer to Motorcar Parts of America, Inc.
     You should rely only on the information provided or incorporated by reference in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus and any prospectus supplement is accurate only as of the date on the front of the document and that information incorporated by reference in this prospectus or any prospectus supplement is accurate only as of the date of the document incorporated by reference.

PROSPECTUS SUMMARY
     The following is only a summary of some of the information contained or incorporated by reference in this prospectus which we believe to be important. We selected highlights of material aspects of our business to be included in this summary. We urge you to carefully read this entire prospectus, including “Risk Factors” and the financial statements and other information included in this prospectus, before making an investment decision.
Business Overview
     We remanufacture and distribute alternators and starters for import and domestic cars and light trucks. These after-market replacement parts are sold throughout the United States and Canada. We sell to most of the largest auto parts chains in the United States, including AutoZone, Pep Boys, O’Reilly Automotive and CSK Automotive. We believe retail chains currently control approximately 44% of the after-market for remanufactured alternators and starters. Management believes that the retailers will continue to grow at a favorable pace as they expand their efforts to target the professional installer market segment. During the past two years, we have focused increased attention on the professional installer market and have begun to penetrate this segment of the market through sales to General Motors that are distributed to professional installers through its Service Parts Operation (GM SPO) and through the efforts that our existing customers are making to target the professional installer marketplace. Management believes the professional installer market continues to represent an opportunity for us to grow our business.
Corporate Information
     We were incorporated in the State of New York in 1968. Our executive offices are located at 2929 California Street, Torrance, California 90503. Our telephone number is (310) 212-7910. Our corporate website is www.motorcarparts.com, and we maintain the following additional websites: www.quality-built.com and www.onlinetechhelp.com. The information contained on our websites is not a part of this prospectus and should not be relied upon. We have included our website addresses in this document as an inactive textual reference only.
The Offering

Shares of common stock offered by us	None

Shares of common stock that may be sold by the selling stockholders	4,188,192

Use of proceeds	We will not receive any proceeds from the resale of the shares offered hereby, all of which proceeds will be paid to the selling stockholders.

Risk Factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider “Risk Factors” beginning on page 2.

Pink Sheets Trading Symbol	MPAA.PK

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information contained in this prospectus and in documents that are incorporated by reference into this prospectus. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock.
We rely on a few major customers for a significant majority of our business, and the loss of any of these customers, significant changes in the prices, marketing allowances or other important terms provided to any of our major customers or adverse developments with respect to the financial condition of any of our major customers would materially and adversely impact our operating results.
     Our sales are concentrated among a few major customers. During fiscal 2007, sales to our five largest customers constituted 96% of our total sales, and sales to our largest customer constituted 60% of our total sales. Because our sales are concentrated, and the market in which we operate is very competitive, we are under ongoing pressure from our customers to offer lower prices, extended payment terms, increased marketing allowances and other terms more favorable to these customers. These customer demands have put continued pressure on our operating margins and profitability, resulted in periodic contract renegotiation to provide more favorable prices and terms to these customers and significantly increased our working capital needs. In addition, this customer concentration leaves us vulnerable to any adverse change in the financial condition of any of our major customers. The loss or significant decline of sales to any of our major customers would reduce our net income and adversely affect our operating results.
     Our contract with our largest customer is scheduled to expire in August 2008. At this point, we cannot provide assurance that this contract will be extended or estimate the impact any such contract extension would have on our reported results. If this contract is not renewed or we are required to provide significant customer concessions to renew this contract, our operating results would be materially and adversely impacted.

The expansion of our offshore remanufacturing and logistic activities has put downward pressure on our near-term operating results and exposed us to increased risks associated with political or economic instability in the foreign countries where we conduct operations.
     To respond to customer pressures while maintaining or improving gross margins, we have expanded our overseas operations. Most recently, we established a remanufacturing operation in Tijuana, Mexico. While we anticipate that the remanufacturing costs in Mexico will ultimately be lower than those we have incurred in our Torrance, California facility, we have experienced remanufacturing inefficiencies associated with the ramp-up of our Mexican operations that adversely impacted our operating results during the years ended March 31, 2007 and 2006. In addition, we believe that we will continue to incur duplicative logistics and general and administrative costs as we transition more of our activities from Torrance to Mexico. These inefficiencies are expected to have an adverse impact on our operating results through at least fiscal 2008. It is also possible that we could experience disruptions in remanufacturing and logistics activities as a result of the wind-down of our Torrance remanufacturing activities that could have a material adverse impact on our operating results. The expansion of our overseas operations also increases our exposure to political or economic instability in the host countries and to currency fluctuations.
Interruptions or delays in obtaining component parts could impair our business and adversely affect our operating results.
     In our remanufacturing processes, we obtain used cores, primarily through customer core returns, and component parts from third-party manufacturers. Historically, the level of core returns from customers together with purchases from core brokers have provided us with an adequate supply of this key component. If there were a significant disruption in the supply of cores, whether as a result of increased core acquisitions by existing or new competitors or otherwise, our operating activities would be materially and adversely impacted. In addition, a number of the other components used in the remanufacturing process are available from a very limited number of suppliers. In fiscal 2007, we purchased 22% of our raw materials from a single supplier. We are, as a result, vulnerable to any disruption in component supply, and any meaningful disruption in this supply would materially and adversely impact our operating results.
Increases in the market prices of key component raw materials could negatively impact our profitability.
     In light of the long-term, continuous pressure on pricing which we have experienced from our major customers, we may not be able to recoup the higher prices which raw materials, particularly aluminum and copper, may command in the market-place. We believe the impact of higher raw material prices, which is outside our control, is mitigated to some extent because we recover a substantial portion of our raw materials from cores returned to us by our customers. However, we are unable to determine what adverse impact, if any, sustained raw material price increases may have on our profitability.

Substantial and potentially increasing competition could reduce our market share and significantly harm our financial performance.
     While we believe we are well-positioned in the market for remanufactured alternators and starters, this market is very competitive. In addition, other overseas manufacturers, particularly those located in China, are increasing their operations and could become a significant competitive force in the future. We may not be successful competing against other companies, some of which are larger than us and have greater financial and other resources at their disposal. Increased competition could put additional pressure on us to reduce prices or take other actions which may have an adverse effect on our operating results.
Our financial results are affected by alternator and starter failure rates that are outside our control.
     Our operating results are affected by alternator and starter failure rates. These failure rates are impacted by a number of factors outside our control, including alternator and starter designs that have resulted in greater reliability, consumers driving fewer miles as a result of high gasoline prices and mild weather. A reduction in the failure rates of alternators or starters would adversely affect our sales and profitability.
Our operating results may continue to fluctuate significantly.
     We have experienced significant variations in our quarterly results of operations. These fluctuations have resulted from many factors, including shifting customer demands, shifts in the demand and pricing for our products and general economic conditions, including changes in prevailing interest rates. Our gross profit percentage fluctuates due to numerous factors, some of which are outside our control. These factors include the timing and level of marketing allowances provided to our customers, differences between the level of projected sales to a particular customer and the actual sales during the relevant period, pricing strategies, the mix of products sold during a reporting period, fluctuations in the level of core returns during the period and general market and competitive conditions.
Our bank may not waive future defaults under our credit agreement.
     Over the past several years, we have violated a number of the financial and other covenants contained in our bank credit agreement. To this point, the bank has been willing to waive these covenant defaults and to do so without imposing any meaningful cost or penalty on us. If we fail to meet the financial covenants or the other obligations set forth in our bank credit agreement in the future, there is no assurance that the bank will waive any such defaults.
Our level of indebtedness and the terms of our indebtedness could adversely affect our business and liquidity position.
     While our recently completed private placement of common stock and warrants has strengthened our capital position, we expect that our indebtedness may increase substantially from time to time for various reasons, including fluctuations in operating results, marketing allowances provided to customers, capital expenditures and possible acquisitions. Our indebtedness could materially affect our business because (i) a portion of our cash flow must be used to service debt rather than finance our operations, (ii) it may eventually impair our ability to obtain financing in the future and (iii) it may reduce our flexibility to respond to changes in business and economic conditions or take advantage of business opportunities that may arise.

Our largest shareholder has the ability to influence all matters requiring the approval of our board of directors and our shareholders.
     As of July 16, 2007, Mel Marks, our founder and Board member, held 14.5% of our outstanding common stock, and we believe other members of the Marks family held an additional 4.6% of our outstanding stock. As a result of his holdings, Mel Marks has the ability to exercise substantial influence over us and his interests (and those of his family) may conflict with the interests of other shareholders.
Our common stock is thinly traded and this market does not provide shareholders with a meaningful degree of liquidity.
     Our common stock is currently traded on the Pink Sheets. Trading on the Pink Sheets can be sporadic, and our average trading volume is approximately 3,000 to 4,000 shares per day. As a result, Pink Sheet trading does not provide any meaningful liquidity to investors. While we will continue to seek exchange listing for our shares, our efforts to date have not been successful, and there is no assurance that our current efforts will succeed.
Our rights agreement contains provisions that could hinder or prevent a change in control of our company.
     In February 1998, we established a rights plan, which expires in March 2008. Under this plan, in certain circumstances, including the acquisition of 20% of our outstanding common stock, each right not owned by the person acquiring this stock interest would entitle its holder to receive, upon exercise, shares of common stock having a value equal to twice the exercise price of the right. These rights make it more difficult for a third party to acquire a controlling interest in us without our Board’s approval. As a result, the existence of the rights could have an adverse impact on the market for our common stock.
Our failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and the price of our common stock.
     Based upon the closing price of our common stock on September 29, 2006, we are now required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). Section 404 requires our management to assess the effectiveness of our internal control over financial reporting at the end of each fiscal year and certify whether or not internal control over financial reporting is effective. Our independent accountants are also required to express an opinion with respect to the effectiveness of our internal controls. In connection with our evaluation of Section 404 compliance for the current fiscal year, we have determined that there are material weaknesses in our internal controls over financial reporting.

Unfavorable currency exchange rate fluctuations could adversely affect us.
     We are exposed to market risk from material movements in foreign exchange rates between the U.S. dollar and the currencies of the foreign countries in which we operate. As a result of our growing operations in Mexico, our primary risk relates to changes in the rates between the U.S. dollar and the Mexican peso. To mitigate this currency risk, in August 2005 we began to enter into forward foreign exchange contracts to exchange U.S. dollars for Mexican pesos. The extent to which we use forward foreign exchange contracts is periodically reviewed in light of our estimate of market conditions and the terms and length of anticipated requirements. The use of derivative financial instruments allows us to reduce our exposure to the risk that the eventual net cash outflow resulting from funding the expenses of the foreign operations will be materially affected by changes in the exchange rates. These contracts expire in a year or less. Any change in the fair value of foreign exchange contracts is accounted for as an increase or offset to general and administrative expenses in current period earnings. We do not engage in currency speculation or hold or issue financial instruments for trading purposes.
RISKS RELATED TO THE PRIVATE PLACEMENT
     If we fail to maintain registration of the common stock issued or issuable pursuant to the exercise of warrants we issued in connection with the securities purchase agreement we entered into with certain investors as of May 18, 2007, we may be obligated to pay the investors of those securities liquidated damages.
     In connection with the securities purchase agreement we entered into with certain investors as of May 18, 2007, we entered into a registration rights agreement pursuant to which, if we fail to: (i) file this registration statement on or before July 31, 2007, (ii) have this registration statement declared effective by the SEC on or before the date that is the earlier of (a) 150 days after May 23, 2007 and (b) the fifth trading day following the date on which we are notified by the SEC that the registration statement will not be reviewed or is no longer subject to further review and comments or (iii) maintain the effectiveness of this registration statement while shares of common stock covered by it remain unsold for more than an aggregate of 20 trading days (any such failure or breach being referred to as an “Event”), then as partial relief for the damages to any holder by any such delay in or reduction of its ability to sell the shares of common stock, the Company must pay to each holder on the date of each such Event an amount equal to 1% of the aggregate investment amount (as defined in the securities purchase agreement) paid by such holder for the securities included in this registration statement and which have not otherwise been sold as of such Event date and on each monthly anniversary of each such Event date (if the applicable Event has not been cured by such date) until the applicable Event is cured. In the event that the Company fails to make these registration delay payments within seven days after the date payable, such registration delay payments will bear interest at the rate of 10% per annum until paid in full. However, the aggregate amount of registration delay payments to any holder may not exceed 19% of the aggregate investment amount paid by such holder for shares of our common stock pursuant to the securities purchase agreement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     The statements contained or incorporated by reference in this prospectus that are not historical facts are forward-looking. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, product introductions, entry into new geographic regions, and general optimism about future operations or operating results. Some of these statements can be identified by the use of forward-looking terminology such as “prospects,” “outlook,” “believes,” “estimates,” “intends,” “may,” “will,” “should,” “anticipates,” “expects” or “plans,” or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategy or risks and uncertainties.
     These forward-looking expectations are based on current assumptions within the bounds of management’s knowledge of our business and operations and which management believes are reasonable. These assumptions are subject to risks and uncertainties, and actual results could differ materially from expectations because of issues and uncertainties such as those listed under the caption “Risk Factors” and elsewhere in this prospectus and in documents incorporated into this prospectus which, among others, should be considered in evaluating our future financial performance. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this prospectus. Readers are advised to consult any further disclosures we may make on related subjects in subsequent reports filed with the SEC.
     Additional information on factors that may affect our business and financial results can be found in our filings with the SEC. All forward-looking statements should be considered in light of these risks and uncertainties. We assume no responsibility to update forward-looking statements made in this prospectus.
USE OF PROCEEDS
     The shares of common stock being offered are solely for the accounts of the selling stockholders pursuant to their contractual registration rights. We will not receive any proceeds from the resale of the shares of the selling stockholders. We will receive the exercise price payable in connection with exercises of the warrants if exercised for cash, which we intend to use for general corporate purposes. See “Selling Stockholders.”

DETERMINATION OF OFFERING PRICE
     The selling stockholders will determine at what price they may sell the offered shares, and such sales may be made at prevailing market prices or at privately negotiated prices. As of July 16, 2007, there were 45,000 shares of common stock issuable upon the exercise of outstanding stock options, and as of July 18, 2007 there were 5,942,030 shares of common stock that may be sold pursuant to Rule 144 under the Securities Act.
SELLING STOCKHOLDERS
     The shares of common stock being offered by the selling stockholders are those previously issued to the selling stockholders and those issuable to the selling stockholders upon exercise of the warrants pursuant to our May 23, 2007 private placement. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. The selling stockholders have not had any material relationship with us within the past three years. The Company has not recently completed any other financings with the same group of selling stockholders. As far as we know, the selling stockholders are not in the business of underwriting securities and, except as disclosed in the footnotes to the table below, there are no relationships among the selling stockholders. Furthermore, the selling stockholders are currently prohibited from engaging in any short sales under the terms of the securities purchase agreement entered into in connection with our private placement. Additionally, we have not made, nor do we intend to make, any payments to the selling stockholders or their affiliates in connection with our private placement. However, we paid approximately $2,850,000 in placement agent fees and expenses in connection with this private placement which resulted in net proceeds to us of approximately $37,000,000. In light of these circumstances, we believe that the selling stockholders are not acting as a conduit for the Company to sell shares directly to the public.
     The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the shares of common stock and the warrants, as of July 16, 2007, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise.
     The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.
     In accordance with the terms of the registration rights agreement with the holders of the shares of common stock and the warrants, this prospectus generally covers the resale of that number of shares of common stock equal to the number of shares of common stock issued and the shares of common stock issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised, as applicable, in full, in each case, as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. The fifth and sixth columns assume the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.
     Under the terms of the warrants, certain selling stockholders may not exercise the warrants, to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.999% in certain cases, and 9.999% in other cases, of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. Certain other selling stockholders have no such limitation under the terms of their warrants. The number of shares in the fourth column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

				Maximum
				Number of
				Common
				Shares
			Maximum	Issuable
			Number of	Upon
		Number of	Common	Exercise of	Number of	Percentage
		Shares	Shares to be	Warrants	Shares	of Class
		Owned	Sold Pursuant to	Pursuant to	Owned	Owned
		Prior to	this	this	After	After
	Name of Selling Stockholder	Offering[1]	Prospectus	Prospectus	Offering	Offering
(1)	Third Point Offshore Fund Ltd.[2]	0	720,000	108,000	0	—
(2)	Third Point Ultra Ltd.[2]	0	95,600	14,340	0	—
(3)	Third Point Partners Qualified LP2	0	88,700	13,305	0	—
(4)	Third Point Partners LP2	0	95,700	14,355	0	—
(5)	William Blair Small Cap Growth Fund[3]	0	743,836	111,575	0	—
(6)	Mac & Co3	0	26,575	3,986	0	—
(7)	Calhoun & Co FFC City of Dearborn Policemen and Firemen Revised Retirement Systems[3]	0	7,420	1,113	680	*
(8)	Calhoun & Co FFC City of Dearborn General Employees Retirement Systems[3]	0	4,661	699	0	—
(9)	Booth & Co FFC Hartmarx Retirement Income Trust[3]	0	9,647	1,447	0	—
(10)	Booth & Co FFC Rush University Medical Center Pension & Retirement[3]	0	15,223	2,283	0	—
(11)	Booth & Co FFC Rush University Medical Center Endowment Account[3]	0	12,638	1,895	0	—
(12)	Janus Investment Fund on behalf of its series Janus Venture Fund[4]	0	588,688	88,303	0	—
(13)	Janus Capital Funds plc — Janus US Venture Fund[4]	0	51,312	7,697	0	—
(14)	Crestview Capital Master, LLC[5]	0	215,000	32,250	0	—
(15)	IRA FBO J. Steven Emerson ROTH Account Pershing LLC as Custodian[6]	0	160,000	24,000	0	—
(16)	Emerson Family Foundation[6]	0	22,000	3,300	0	—
(17)	Wynnefield Partners Small Cap Value, LP7	105,100	37,000	5,550	105,100	*
(18)	Wynnefield Partners Small Cap Value, LP I7	142,070	45,000	6,750	142,070	1.2%
(19)	Wynnefield Small Cap Value Offshore Fund, Ltd.[7]	122,980	55,000	8,250	122,980	1.0%
(20)	George Kaiser Family Foundation[8]	0	90,909	13,636	0	—
(21)	Costa Brava Partnership III LP9	877,958	91,000	13,650	877,958	7.3%
(22)	Lakeview Fund, LP10	0	91,000	13,650	0	—
(23)	Grand Slam Capital Master Fund Ltd.[11]	440,249	91,000	13,650	412,449	3.4%
(24)	Midwood Capital Partners, L.P.[12]	270,995	39,031	5,854	269,495	2.2%
(25)	Midwood Capital Partners QP, L.P.[12]	364,582	51,969	7,795	364,582	3.0%
(26)	Lake Street Fund, L.P.[13]	26,000	80,000	12,000	26,000	*
(27)	MicroCapital Fund Ltd.[14]	0	21,000	3,150	18,000	*
(28)	MicroCapital Fund LP14	0	49,000	7,350	42,000	*
(29)	Westpark Capital L.P.[15]	0	23,000	3,450	0	—
(30)	LAM Opportunity Fund, LTD[16]	0	20,000	3,000	0	—

*	Less than 1.0%

[1]	Beneficial ownership is determined in accordance with the rules of the SEC. Percentages are based on 12,026,731 shares of common stock that were outstanding as of July 16, 2007.

[2]	Third Point LLC is the investment advisor to Third Point Partners LP, Third Point Partners Qualified LP, Third Point Offshore Fund Ltd. and Third Point Ultra Ltd. Daniel S. Loeb is Chief Executive Officer of Third Point LLC.

[3]	William Blair & Company, L.L.C. directly or indirectly alone or with others has power to dispose of the shares that this selling stockholder owns.

[4]	William H. Bales directly or indirectly alone or with others has power to dispose of the shares that this selling stockholder owns. This selling stockholder is an affiliate of a broker-dealer, purchased the shares in the ordinary course of business, and at the time of the purchase of the shares, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

[5]	Crestview Partners is the sole manager of Crestview, and as such has the power to vote and to dispose of investments owned by Crestview, including the Common Stock, and thus may also be deemed to beneficially own the above-described shares of Common Stock owned by Crestview. Currently, Stewart Flink, Robert Hoyt and Daniel Warsh, are the managers of Crestview Partners, and as such may be deemed to share the power to vote and to dispose of investments beneficially owned by Crestview Partners, including the Common Stock. As a result, each of Messrs. Flink, Hoyt and Warsh may also be deemed to beneficially own the above-described shares of Common Stock held by Crestview; however, each disclaims beneficial ownership of such shares of Common Stock. This selling stockholder is an affiliate of a broker-dealer, purchased the shares in the ordinary course of business, and at the time of the purchase of the shares, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

[6]	J. Steven Emerson directly or indirectly alone or with others has power to dispose of the shares that this selling stockholder owns.

[7]	Nelson Obus directly or indirectly alone or with others has power to dispose of the shares that this selling stockholder owns.

[8]	Phil Frohlich, Phil Lakin and Frederic Dorwart as Trustees of this selling stockholder directly or indirectly alone or with others have power to dispose of the shares that this selling stockholder owns.

[9]	Seth W. Hamot directly or indirectly alone or with others has power to dispose of the shares that this selling stockholder owns.

[10]	Ari Levy directly or indirectly alone or with others has power to dispose of the shares that this selling stockholder owns.

[11]	Mitch Sacks directly or indirectly alone or with others has power to dispose of the shares that this selling stockholder owns.

[12]	Ross D. Demont and David E. Cohen directly or indirectly alone or with others have power to dispose of the shares that this selling stockholder owns.

[13]	Scott W. Hood and/or Fred Astman directly or indirectly alone or with others has power to dispose of the shares that this selling stockholder owns. This selling stockholder is an affiliate of a broker-dealer, purchased the shares in the ordinary course of business, and at the time of the purchase of the shares, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

[14]	Ian P. Ellis directly or indirectly alone or with others has power to dispose of the shares that this selling stockholder owns.

[15]	Patrick J. Brosnahan directly or indirectly alone or with others has power to dispose of the shares that this selling stockholder owns.

[16]	W. Austin Lewis IV directly or indirectly alone or with others has power to dispose of the shares that this selling stockholder owns. This selling stockholder is an affiliate of a broker-dealer, purchased the shares in the ordinary course of business, and at the time of the purchase of the shares, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

PLAN OF DISTRIBUTION
     The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the SEC;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     Upon the Company being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.
     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the selling stockholder and/or the purchasers. Each selling stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.
     The Company has advised each selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. In addition, the Company has advised each selling stockholder that the SEC currently takes the position that coverage of short sales “against the box” prior to the effective date of the registration statement of which this prospectus is a part would be a violation of Section 5 of the Securities Act, as described in Item 65, Section A, of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporate Finance.
     Roth Capital Partners, LLC, a registered broker dealer and NASD member firm, served as placement agent in our private placement offering that was completed on May 23, 2007, and received cash commissions and reimbursement of certain expenses.
     Roth Capital Partners, LLC has indicated to us its willingness to act as selling agent on behalf of certain of the selling shareholders named in the prospectus under the section titled “Selling Security Holders” that purchased our privately placed securities. All shares sold, if any, on behalf of selling shareholders by Roth Capital Partners, LLC would be in transactions executed by Roth Capital Partners, LLC on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 5% of the gross proceeds. Roth Capital Partners, LLC does not have an underwriting agreement with us and/or the selling shareholders and no selling shareholders are required to execute transactions through Roth Capital Partners, LLC. Further, other than any existing brokerage relationship as customers with Roth Capital Partners, LLC, no selling shareholder has any pre-arranged agreement, written or otherwise, with Roth Capital Partners, LLC to sell their securities through Roth Capital Partners, LLC.
     No NASD member firm may receive compensation in excess of that allowable under NASD rules, including Rule 2710, in connection with the resale of the securities by the selling shareholders, which total compensation may not exceed 8%.
     NASD Rule 2710 requires NASD members firms (unless an exemption applies) to satisfy the filing requirements of Rule 2710 in connection with the resale, on behalf of selling shareholders, of the securities on a principal or agency basis. NASD Notice to Members 88-101 states that in the event a selling shareholder intends to sell any of the shares registered for resale in this prospectus through a member of the NASD participating in a distribution of our securities, such member is responsible for insuring that a timely filing, if required, is first made with the Corporate Finance Department of the NASD and disclosing to the NASD the following:
•	it intends to take possession of the registered securities or to facilitate the transfer of such certificates;

•	the complete details of how the selling shareholders’ shares are and will be held, including location of the particular accounts;

•	whether the member firm or any direct or indirect affiliates thereof have entered into, will facilitate or otherwise participate in any type of payment transaction with the selling shareholders, including details regarding any such transactions; and

•	in the event any of the securities offered by the selling shareholders are sold, transferred, assigned or hypothecated by any selling shareholder in a transaction that directly or indirectly involves a member firm of the NASD or any affiliates thereof, that prior to or at the time of said transaction the member firm will timely file all relevant documents with respect to such transaction(s) with the Corporate Finance Department of the NASD for review.
     If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this Registration Statement.
     The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF SECURITIES TO BE REGISTERED
     The following description of our capital stock and certain provisions of our Restated Certificate of Incorporation, as amended, and our By-laws, as amended, is a summary and is qualified in its entirety by the provisions of these documents.
     Our authorized capital stock currently consists of 20,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of July 16, 2007, 12,026,731 shares of common stock and no shares of preferred stock were issued and outstanding.
Common Stock
     Each stockholder of record is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of any preferred stock, holders of common stock are entitled to any dividend declared by our Board of Directors out of funds legally available for that purpose. After the payment of liquidation preferences to holders of any preferred stock, holders of common stock are entitled to receive, on a pro rata basis, all our remaining assets available for distribution to stockholders in the event of our liquidation, dissolution or winding up. Holders of common stock do not have any preemptive right to become subscribers or purchasers of additional shares of any class of our capital stock. The rights, preferences and privileges of holders of common stock are subject to, and may be injured by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
     Our stockholders have no conversion, preemptive or other subscription rights, and there are no sinking fund or redemption provisions applicable to the common stock.
Preferred Stock
     Our Board of Directors is authorized to issue, without stockholder approval, up to 5,000,000 shares of preferred stock having rights senior to those of our common stock. Our Board of Directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Any preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal. In connection with the execution of the Rights Agreement described under “Shareholder Rights Agreement” below, our Board of Directors designated 20,000 shares of our preferred stock as Series A Junior Participating Preferred Stock for issuance under the Rights Agreement.

Shareholder Rights Agreement
     On February 24, 1998, we entered into a Rights Agreement with Continental Stock Transfer & Trust Company. As part of this agreement, we established 20,000 shares of Series A Junior Participating Preferred Stock, par value $.01 per share. The Series A Junior Participating Preferred Stock has preferential voting, dividend and liquidation rights over the common stock.
     On February 24, 1998, we also declared a dividend distribution to the March 12, 1998 holders of record of one Right for each share of common stock held. Each Right, when exercisable, entitles its holder to purchase one one-thousandth of a share of our Series A Junior Participating Preferred Stock at a price of $65 per one one-thousandth of a share (subject to adjustment).
     The Rights are not exercisable or transferable apart from the common stock until an Acquiring Person, as defined in the Rights Agreement, acquires 20% or more of the outstanding shares of the common stock or announces a tender offer that would result in 20% ownership, in each case without the prior consent of our Board of Directors. We are entitled to redeem the Rights, at $.001 per Right, any time until ten days after a 20% position has been acquired. Under certain circumstances, including the acquisition of 20% of our common stock, each Right not owned by a potential Acquiring Person will entitle its holder to receive, upon exercise, shares of common stock having a value equal to twice the exercise price of the Right.
     Holders of a Right will be entitled to buy stock of an Acquiring Person at a similar discount if, after the acquisition of 20% or more of our outstanding common stock, we are involved in a merger or other business combination transaction with another person in which we are not the surviving company, our common shares are changed or converted, or we sell 50% or more of our assets or earning power to another person. The Rights expire on March 12, 2008 unless earlier redeemed by the Company.
     The Rights make it more difficult for a third party to acquire a controlling interest in the Company without our Board’s approval. As a result, the existence of the Rights could have an adverse impact on the market for our common stock.

Warrants
     In connection with our May 23, 2007 private placement, we issued warrants to purchase up to 546,283 shares of our common stock. Each such warrant entitles the registered holder to purchase one share of our common stock at a price of $15.00 per share, subject to adjustment as discussed below, at any time commencing on May 23, 2007 through May 23, 2012. The exercise price of the warrants and number of shares for which the warrants are exercisable may be adjusted in certain circumstances, including in the event of a stock split or dividend, merger or consolidation, reclassification, share exchange or substitution. We may call the warrants for redemption, in whole or in part, upon 30 days’ written notice, if at any time following the date this registration statement is declared effective:
•	the volume weighted average trading price of our common stock for each of 10 consecutive trading days is greater than $22.50,

•	the warrants are either registered for resale pursuant to an effective registration statement naming the holder as a selling stockholder thereunder or freely transferable without volume restrictions pursuant to Rule 144(k) promulgated under the Securities Act,

•	we have complied in all material respects with our obligations under the warrants and the transaction documents relating to the private placement, and

•	the common stock is at all times listed or quoted on a trading market.
     No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to a fractional interest in a share, we will instead, upon exercise, pay cash equal to the product of such fraction multiplied by the closing price of our common stock as reported by the applicable trading market on the date of exercise.
Anti-Takeover Provisions
     Some provisions of New York law, our Restated Certificate of Incorporation, as amended, and our By-laws, as amended, may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

New York Law
     We are subject to Section 912 of the New York Business Corporation Law, or the NYBCL, which regulates, subject to some exceptions, acquisitions of New York corporations. In general, Section 912 prohibits us from engaging in a ‘‘business combination’’ with an ‘‘interested shareholder’’ for a period of five years following the date the person becomes an interested shareholder, unless:
•	our Board of Directors approved the business combination or the transaction in which the person became an interested shareholder prior to the date the person attained this status;

•	the holders of a majority of our outstanding voting stock not beneficially owned by such interested shareholder approved such business combination at a meeting called for such purpose no earlier than five years after such interested shareholder attained his status; or

•	the business combination meets certain valuation requirements.
     Section 912 defines a ‘‘business combination’’ to include, among others:
•	any merger or consolidation involving us and the interested shareholder;

•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition to the interested shareholder of 10% or more of our assets;

•	the issuance or transfer by us of 5% or more of our outstanding stock to the interested shareholder, subject to certain exceptions;

•	the adoption of any plan or proposal for our liquidation or dissolution pursuant to any agreement with the interested shareholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested shareholder; and

•	the receipt by the interested shareholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.
     In general, Section 912 defines an ‘‘interested shareholder’’ as any shareholder who beneficially owns, directly or indirectly, 20% or more of the outstanding voting stock of a corporation or who is an affiliate or associate of such corporation and at any time within the five-year period prior to the time of determination of interested shareholder status did own 20% or more of the then outstanding voting stock of the corporation.

Certificate of Incorporation and By-law Provisions
     Our Restated Certificate of Incorporation and By-Laws provide that:
•	the approval of holders of a majority of the shares entitled to vote at an election of directors will be required to amend, alter or repeal our By-Laws;
•	our Board of Directors is expressly authorized to adopt, alter, amend or repeal our By-Laws;

•	in general, shareholders may not call special meetings of the shareholders or fill vacancies on our Board of Directors, except that shareholders owning a majority of the outstanding shares of our common stock entitled to vote at an election of directors may call special meetings;

•	directors may be removed, with or without cause, by the vote of the holders entitled to vote at a special meeting called for such purpose; and

•	we will indemnify officers and directors against losses that may be incurred by investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.
     Further, we may issue up to 5,000,000 shares of preferred stock (which includes the shares to designated as Series A Junior Participating Preferred Stock) in one or more series with such rights, limitations and restrictions, including dividend rights, dividend rates, terms of redemption, conversion rights and liquidation preferences, as may be determined in our Board’s sole discretion. Although our Board has no present intention of doing so, it could issue shares of preferred stock in addition to the contemplated Series A Junior Participating Preferred Stock (within the limits imposed by applicable law) that could, depending on the terms of such series, make it more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means. Additionally, we have entered into a Rights Agreement, discussed above under the caption “Shareholder Rights Agreement,” may make it more difficult for a third party to acquire a controlling interest in the Company without our Board’s approval.
Limitation of Liability
     Our Restated Certificate of Incorporation provides for indemnification of directors, officers and other persons to the fullest extent allowed by law. It also provides that a director of the Company shall not be personally liable to the Company or its stockholders for damages for any breach of duty as a director, except if (i) a judgment or final adjudication adverse to the director establishes that his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violating of law, (ii) the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled, or (iii) the director’s acts violated Section 719 of the New York Business Corporation Law.

     Our By-laws, as amended, requires indemnification of an officer or director of the Company who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company; provided, that no indemnification shall be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to such director or officer establishes that (i) his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled. The indemnification provided by our amended and restated certificate of incorporation is not exclusive of any other rights to which those seeking indemnification may be entitled under any statute, bylaw, agreement, vote of uninvolved stockholders, directors or otherwise.
     Our By-laws also provide that we may advance expenses incurred by a director or officer in defending any actions in advance of their final dispositions and that we may purchase and maintain insurance covering its directors and officers and any other persons to the maximum extent permitted by law.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
LEGAL MATTERS
     For the purposes of this offering, Dreier LLP, New York, New York is passing upon the validity of the common stock offered by this prospectus.
EXPERTS
     Grant Thornton LLP, independent registered public accounting firm, has audited our consolidated balance sheets included in our Annual Report on Form 10-K for the years ended March 31, 2007 and March 31, 2006, related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2007, which are incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus forms a part. Our financial statements are incorporated by reference in reliance upon the report of Grant Thornton LLP and upon their authority as experts in accounting and auditing.
     The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of March 31, 2007, incorporated by reference herein, expresses Grant Thornton LLP’s opinion that we did not maintain effective internal control over financial reporting as of March 31, 2007, because of the effect of the material weakness on the achievement of the objectives of the control criteria and contains explanatory paragraphs that state that material weaknesses were identified in the following areas: control environment, control activities and entity level controls.
MATERIAL CHANGES
     The Company received a request for information dated April 16, 2007 from the U.S. Bureau of Customs and Border Protection (“CBP”) in regards to the Company’s importation of products remanufactured at the Company’s Malaysian facilities. In response to the CBP’s request, the Company began an internal review, with the assistance of customs counsel, of its custom duties procedures. During this review process, the Company identified a potential exposure related to the omission of certain cost elements in the appraised value of used alternators and starters, which were remanufactured in Malaysia and returned to the United States since June 2002.
     The Company also provided a prior disclosure letter dated June 5, 2007 to the customs authorities in order to provide more time to complete its internal review process. This prior disclosure letter also provides the Company the opportunity to self report any underpayment of customs duties in prior years which could reduce financial penalties, if any, imposed by the CBP.
     The Company has until November 7, 2007 to respond to the CBP with the final results of its internal review findings. The Company currently believes the dutiable value of the shipments reported to the CBP was appropriate. If the CBP does not agree with the results of the Company’s review process, the Company would be required to pay additional duties to the CBP and could also be assessed interest charges and penalties. These amounts, if assessed, could be material to the Company’s financial statements.

WHERE YOU CAN FIND MORE INFORMATION
     Federal securities laws require us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms, including those located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.
     This prospectus is only part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities being offering under this prospectus. This prospectus, which is a part of that registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to our company and the securities, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any documents are summaries of those documents, and we refer you to the document filed with the SEC for more information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.
     The SEC allows us to “incorporate by reference” certain information we file with them in this prospectus. This means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. The following documents filed by us with the SEC are incorporated by reference:
•	our Annual Report on Form 10-K for the year ended March 31, 2007, filed June 29, 2007;

•	our Annual Report on Form 10-K/A for the year ended March 31, 2007, filed October 16, 2007;

•	our Annual Report on Form 10-K/A for the year ended March 31, 2007, filed October 19, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed August 9, 2007;

•	our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2006, filed October 17, 2007;

•	our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2006, filed October 17, 2007;

•	our Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2007, filed October 17, 2007;

•	our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2007, filed October 19, 2007;

•	our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2006, filed July 13, 2007;

•	our Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2006, filed July 13, 2007;

•	our Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2006, filed July 13, 2007;

•	our Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2006, filed February 13, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed August 14, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed February 20, 2007;

•	our Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, filed February 20, 2007;

•	our Current Reports on Form 8-K filed on May 18, 2007, May 24, 2007 and June 29, 2007;

•	the description of our common stock contained in our registration statement on Form 8-A, filed on March 2, 1994, as it may be amended from time to time; and

•	the description of our preferred stock purchase rights contained in our registration statement on Form 8-A filed on March 12, 1998, as it may be amended from time to time.

     This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus.
     Our website is http://www.motorcarparts.com. Our website links to our filings available on the SEC website. We will also provide electronic or paper copies of our filings free of charge upon written or oral request. Information contained on our website or any other website is not incorporated into this prospectus and does not constitute a part of this prospectus. You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at:
Motorcar Parts of America, Inc.
2929 California Street
Torrance, California 90503
Attention: Michael M. Umansky, General Counsel
(310) 212-7910
WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF OCTOBER 22, 2007. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.

MOTORCAR PARTS OF AMERICA, INC.
4,188,192 SHARES
COMMON STOCK
PROSPECTUS
OCTOBER 22, 2007